SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009 (Report No. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: China`s Chongqing Metro Monorail Selects NICE`s Digital Video Security Solution to Protect Passengers and Assets against Crime and Potential Terror Threats, Dated November 4, 2009.

99.2 Press Release: NICE Wins 2009 Asia Pacific Frost & Sullivan Growth Strategy Leadership Award in the Call Monitoring Systems Market, Dated November 12, 2009.

99.3 Press Release: NICE Recognized as The Worldwide Leader in Speech Analytics by Analyst Firm DMG Consulting, Dated November 19, 2009.

99.4 Press Release: Bancolombia Works with Actimize, a NICE Company, and Unisys to Build Stronger Enterprise-Wide Fraud Management Program, Dated November 30, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  December 7, 2009

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EXHIBIT INDEX

.

99.1 Press Release: China`s Chongqing Metro Monorail Selects NICE`s Digital Video Security Solution to Protect Passengers and Assets against Crime and Potential Terror Threats, Dated November 4, 2009.

99.2 Press Release: NICE Wins 2009 Asia Pacific Frost & Sullivan Growth Strategy Leadership Award in the Call Monitoring Systems Market, Dated November 12, 2009.

99.3 Press Release: NICE Recognized as The Worldwide Leader in Speech Analytics by Analyst Firm DMG Consulting, Dated November 19, 2009.

99.4 Press Release: Bancolombia Works with Actimize, a NICE Company, and Unisys to Build Stronger Enterprise-Wide Fraud Management Program, Dated November 30, 2009.

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China`s Chongqing Metro Monorail Selects NICE`s Digital Video Security Solution to Protect Passengers and Assets Against Crime and Potential Terror Threats

Ra`anana, Israel, November 04, 2009 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has been selected by China`s Chongqing Metro to provide NICE`s digital video security solution to enhance safety and security at the 18 monorail stations of its Line 3 route, against crime and potential threats.  The NICE solution was selected following successful deployment of 6 Beijing Metro lines, and comes following the seventh project for Beijing Metro`s Line 15.  NICE` business partner for the project is Beijing JingShiDa Machinery and Equipment Research Institute.

The Chongqing Metro is a monorail system in Chongqing, the first of its kind in China, part of the central government's project to develop the Western regions in China.  Line 3 will run from north to south, linking the districts separated by Chongqing's two main rivers, the Yangtze and Jialing Rivers.  When completed, Line 3 will be over 21 kilometers long, and will have 18 stations, five of which will be underground. The line is also intended to be extended north toward Chongqing Jiangbei International Airport and south to Yudong in Ba'nan District.

NICE`s advanced real-time distributed digital video solution will be deployed to help protect passengers and the metro line and stations.  It will be deployed in the Traffic Command and Control Center, connected to a security system that consists of 700 channels.  By providing real-time alerts to security personnel, the result will be enhanced passenger safety and better asset protection.

"We are pleased to be selected once more for protecting China`s mass transit metro system," Doron Ben-Sira, President APAC.  "This is another milestone project, which reflects once more our growing presence in Asia`s security market as well as the unique value add of NICE`s solutions for enhancing the safety and security of transportation networks all over the world."

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Wins 2009 Asia Pacific Frost & Sullivan Growth Strategy Leadership Award in the Call Monitoring Systems Market

Leading analyst firm validates the technological innovation, leadership, and exceptional growth rates of NICE SmartCenter in the region

Ra`anana, Israel, November 12, 2009 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that it has won the Asia Pacific Frost & Sullivan Growth Strategy Leadership Award in the Call Monitoring Systems Market.  According to Frost & Sullivan, a leading industry analyst firm, the Call Monitoring Systems Market includes call recording, quality management, workforce management and business applications based on data and speech analytics  in the contact center segment.

Kiran Kumar, research analyst at Frost & Sullivan, Asia Pacific ICT Enterprise Practice, said, "NICE Systems has grown its Call Monitoring business remarkably in the last year. A well managed acquisition strategy and a robust partner network have driven its continued success in the Asia Pacific region. In the highly competitive segment of the Call Monitoring market, the vendor has effectively penetrated many countries in the region with notable successes in the financial services sector in China, outsourcing sector in India and the Philippines as well as newer inroads into Malaysia and Singapore markets. Growing at a rate well above the market, NICE systems rightfully claims this award in Growth Strategy Leadership."

NICE`s leadership in the Asia Pacific region is based on the success of NICE SmartCenter, a suite of business applications for contact center and enterprise customers.  The suite enables organizations to stay on top of growing customer expectations across multiple touch-points and improve the overall customer experience, operational efficiency and compliance with regulations.  It includes unique analytics-driven business solutions for addressing specific key business challenges such as first call resolution, average handle time, churn reduction, and improving customer satisfaction.  The NICE business solutions help companies around the world, including Asia Pacific, improve contact center performance by enabling them to leverage call recordings for improved agent performance or for improved efficiency.  NICE SmartCenter does all this and more by integrating call recording, quality management, workforce management and interaction analytics solutions into an end-to-end, integrated suite.

The Frost & Sullivan Award for Growth Strategy Leadership is presented each year to the company that has demonstrated an exceptional growth strategy within the industry.  Having demonstrated high growth rates, NICE was chosen as the winner for having bolstered its position in the Asia Pacific market during the base year and for having a strategy that will have a lasting impact on the market.  The award is based on specific criteria, such as technological innovation and leadership, a unique sales strategy, as well as strategic mergers, acquisitions, or joint ventures to penetrate new markets, and is based on 2008 revenues.

"We are happy to see further validation of the NICE SmartCenter strategy for enabling companies to leverage their contact center call recordings for deploying business applications that help them improve the business performance of their call centers and enterprise," said Doron Ben-Sira, President, NICE APAC.  "The Asia Pacific region is an important one for NICE.  We are committed to continue working with our business partners in the region on delivering the NICE value-add to our growing base of joint customers."

About Frost & Sullivan

Frost & Sullivan, the Growth Partnership Company, partners with clients to accelerate their growth. The company's Team Research, Growth Consulting and Growth Team Membership empower clients to create a growth focused culture that generates, evaluates and implements effective growth strategies. Frost & Sullivan employs over 45 years of experience in partnering with Global 1000 companies, emerging businesses and the investment community from more than 30 offices on six continents. For more information about Frost & Sullivan`s Growth Partnerships, visit http://www.frost.com/.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Recognized as The Worldwide Leader in Speech Analytics by Analyst Firm DMG Consulting

NICE Interaction Analytics ranked first in market share with a leading 37 percent and first in number of customers, implementations and sites; NICE also receives perfect scores in two customer satisfaction categories

RA`ANANA, ISRAEL, November 19, 2009 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that it has been named the worldwide leader in speech analytics with an estimated 37 percent market share, in the new "2009/2010 Speech Analytics Market Share Report" by DMG Consulting LLC, a leading analyst firm.  NICE also received perfect scores in customer satisfaction in the professional services and training categories.  In addition, the report highlights NICE`s top ranking in the number of speech analytics customers, implementations and sites.  The report is based on full-year 2008 market performance and covers 21 vendors, with seven primary technology providers.

According to DMG Consutling`s President, Donna Fluss, "Interaction Analytics (speech analytics) is an important application area for NICE. They are making substantial R&D investments in it and have a built a professional services team that is dedicated to this solution. Customers are clearly responding well to their Interaction Analytics professional services team, as is evidenced by the top scores NICE received for professional services and training in DMG Consulting`s 2009 speech analytics customer satisfaction study."

DMG Consulting "expects sales of speech analytics to be brisk and one of the hottest application areas in the contact center market" since they allow companies to address key business challenges, such as "retention, increasing sales and reducing expenses/increasing productivity."

"We are very pleased with the results of DMG`s speech analytics market report -- it validates NICE`s strategy and vision for interaction analytics-based business applications, which are one of our key enterprise growth drivers" said Barak Eilam, President of NICE Interactions Business Applications. "Being ranked the clear leader with the largest share of the market, and across other key parameters reflects the fact that NICE is the premier choice for organizations seeking to capture and analyze the valuable insights hidden in interactions with customers. NICE is helping enterprises around the world realize quantifiable business benefits by applying these insights to enhance the customer experience, as well as improve the bottom line."

NICE Interaction Analytics business solutions are comprised of nine packaged offerings, including First Call Resolution, Churn Prediction, Average Handle Time Optimization, Sales Optimization, Competitive Intelligence, Collections, Compliance, Quality Optimization and Marketing Campaign Effectiveness.  These solutions are part of the NICE SmartCenter suite that also includes best-of-breed products that span quality management, recording, workforce management and performance management. NICE Interaction Analytics is also available as a hosted and a managed service.  The solution can be implemented as a stand-alone solution or fully integrated with existing processes provided by business intelligence and customer relationship management solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies. More information is available at www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Bancolombia Works with Actimize, a NICE Company, and Unisys to Build Stronger Enterprise-Wide Fraud Management Program

Colombia`s Largest Bank Deploys Actimize Card, Remote Banking, Deposit, Wire and Employee Fraud Prevention Solutions on a Single Technology Platform

NEW YORK - November 30, 2009 - Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, and Unisys Corporation (NYSE: UIS) today announced that Bancolombia is working with both firms to strengthen its ability to fight fraud across the entire bank.  Bancolombia is implementing Actimize ATM/Debit, Remote Banking, Wire & ACH Fraud prevention solutions.  As a strategic Actimize partner, Unisys is working on deployment of the solutions.

As a leader in the Colombian market, Bancolombia strives to best protect customer and firm assets by combating the threat of fraud across all its lines of business.  Once deployed, the Actimize suite of fraud prevention solutions will monitor all types of transactions enterprise-wide, alerting on suspicious behavior and blocking truly risky transactions.

"We performed an exhaustive review of all the top fraud prevention solutions in the market, looking for a single vendor who can cover our entire enterprise fraud needs," said Joaquín Fernando Yepes, IT security and compliance director at Bancolombia. "Actimize solutions and Unisys services are a major component of Bancolombia's strategy to provide greater levels of security to our customers."

Financial institutions are being confronted with new types of fraud attacks on a daily basis.  In the past, fraud criminals typically specialized in a single channel (e.g., credit card fraud, online banking fraud), but now high loss fraud events increasingly incorporate multiple channels.  The Actimize enterprise-wide fraud solution suite protects across all channels, from ATM/Debit cards, remote banking (online, mobile phone, phone), deposit, electronic payment and more.  Additionally, Actimize solutions monitor many types of employee behavior, looking for and alerting investigators to suspicious activities.

"Fraud is a global problem that has no boundaries," said Amir Orad, executive vice president and chief marketing officer at Actimize.  "Our strategic partnership with Unisys helps Actimize ensure quality deployments around the globe.  Our cross-channel financial crime prevention solutions are today used by firms around the world because they scale to meet the challenges faced by large, complex enterprises while maintaining the flexibility to exceed group level and individual expectations."

About Actimize

Actimize, a NICE Systems company (NASDAQ: NICE), is the world`s largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry. Actimize empowers its clients to prevent financial crime, mitigate risk, reduce operational costs, minimize losses and improve compliance. Actimize provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions; built upon the Actimize Core Platform which has been enhanced by the company`s acquisitions of Syfact and Fortent (Searchspace) analytics and technology.  With offices across North America, Europe, and Asia, Actimize serves more than 200 clients globally including all of the world`s 10 largest financial institutions. www.actimize.com

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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